2007 OBJECTIVES and ACHIEVEMENTS
2007 Objectives	2007 Achievements
· Complete the planned metallurgical test work on Nama mineralization, and conclude the long term cobalt purchase agreements.	Completed the planned test work and have signed four 5 year Cobalt Hydroxide Sales Agreements for over 10,000 tonnes of cobalt metal per annum with large Chinese refiners.
· Arrange necessary financing to support the activities required to meet these objectives.	Raised $4,380,000 from the exercise of 29,888,259 warrants.
· Conclude the sale of Barbrook and Eersteling Gold Mines.	Accepted offers of $9,100,000 from Eastern Goldfields for Barbrook and $3,810,000 for Eersteling from a private Canadian company in the first quarter of 2008.

·

Complete the No. 4 shaft expansion project at Blanket Mine, expand the milling rate from 600 tonnes per day to 1,000 tonnes per day, and increase gold production from 25,000 ounce per annum to approximately 40,000 ounces per annum

Shaft equipping and commissioning from surface down to 825 meter level completed. The shaft bottom loading infrastructure and crusher stations will be completed once outstanding foreign exchange for gold sold is received from the Reserve Bank of Zimbabwe.

· Further explore the PGE, Ni, Cu resource on the Rooipoort and Grasvally properties which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa	Completed the soil sampling program on the Jaagbaan, Moorddrift and Grasvally properties acquired from Falconbridge.
· Finalise agreement with joint-venture partner to carry out additional exploration programs at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.	Protracted negotiations with potential JV partner were eventually terminated by the Corporation. Negotiations with the Ministry to convert Kadola licenses to retention licenses continue.
· Conclude necessary agreements to satisfy the South Africa Black Economic Empowerment (“BEE”) requirements.	Agreement reached with suitable BEE partners which will be implemented as required by the exploration projects.
· Pursue possible acquisitions and/or strategic partnerships to expand the Corporation’s portfolio of properties in Southern Africa.	Application has been made for three additional PGE exploration licenses on the Eastern Limb of the Bushveld complex in South Africa.

2008 OBJECTIVES

2008 Objectives
§ Recruit a suitable CEO and management team for Caledonia Nama Limited
§ Complete the re-construction of portions of the existing access road into Nama to facilitate easier access into the Project Area.
§ Complete the 2008 trenching programs on “A ore body” with a view to confirming the mining grade, and on the newly identified Anomaly “R- Clinic” which was pitted during the 2007 exploration program.
§ Complete the conversion of Nama Retention License to a Large Scale Mining License.
§ Complete and have approved by the Zambian authorities the Environmental Impact Assessment for the operations at Nama.
§ Amend the National Instrument (“NI”) 43-101 Resource Statements on Nama Project Anomaly A and C based on 2007 Drilling Program and 2008 trenching program.
§ Commission a Chinese Feasibility Study (“CFS”) on the Nama Project and then complete the Bankable Feasibility Study (“BFS”).
§ Commence and complete the planned 2008 Exploration and Drilling Programs at Nama.
§ Dependent and based on the successful BFS, complete the financing requirement for the establishment of the mining and metallurgical operations at Nama.
§ Upon completion of the financing arrangements establish the Nama mine site as rapidly as possible.
§ Commence operations at Nama as early in 2009 as possible, and thereafter build the Nama operations to full production as quickly as practical.
§ Complete the Blanket No.4 Shaft Expansion Project to be able to produce 40,000 oz of gold per annum, subject to the economic situation in Zimbabwe.
§ Conclude the sales of the Barbrook and Eersteling Gold mines in South Africa.
§ Conclude a JV for the Mulonga Plain diamond exploration project and renew the Mulonga Plain and Kashiji River licenses.
§ Drill the central zone targets identified on the Rooipoort project.
§ Conclude a JV Agreement on the platinum group metals, gold and nickel and copper base metals (“PGE”) Projects in South Africa.

PERFORMANCE HIGHLIGHTS
Financial – C$ 000’s	2007	2006	2005(2)	2004(2)	2003(1)(2)
Revenue from Sales	10,039	13,586	6	3	58
Gross Income (Loss)	294	5,014	(751)	(466)	(94)
(Expenses)/Income (General and Administration, Interest , Amortization and foreign exchange)	(4,195)	(2,047)	(2,997)	(2,304)	14,476)
Net Income (Loss) – before Write-Downs, tax and discontinued operations	(3,901)	2.967	(3,748)	(2,770)	(4,811)
Discontinued Operations	(709)	(7,990)	(5,932)	(7,222)	(36)
Income (Loss) - after Write-Downs and discontinued operations.	(4,615)	(5,675)	(9,680)	(9,979)	(14,496)
Cash	76	1,252	1,076	6,470	4,179
Current Assets	4,408	8,773	2,264	7,481	4,573
Assets	29,492	31,456	22,338	23,666	19,530
Current Liabilities	4,343	5,899	2,589	1,062	790
Long Term Liabilities	1,054	1,221	377	423	1,089
Working Capital surplus/(Deficiency)	65	2,874	(325)	6,419	3,783
Shareholders’ Equity	24,095	24,336	19,372	22,181	17,651
Total Capital Expenditures including Mineral Properties	3,250	3,579	5,284	3,813	2,279
Expenditures on Mineral Properties	2,633	659	2,583	2,298	2,042
Financing Raised	4,380	7,559	6,588	14,314	9,511
Share Information
Market Capitalization ($ Thousands)	53,666	45,798	42,632	39,145	105,955
Shares Outstanding (Thousands)	487,869	457,981	370,715	301,112	252,274
Warrants & Options (Thousands)	35.148	102,354	34,748	52,342	27,348
Basic and diluted eps from continuing operations	(0.008)	0.005	(0.012)	(0.010)	(0.06)
Basic and diluted eps from discontinued operations	(0.001)	(0.018)	(0.019)	(0.024)	(0.00)
Basic and diluted eps for the year	(0.009)	(0.013)	(0.031)	(0.034)	(0.06)
TSE Share Price High	0.23	0.23	0.18	0.465	0.610
TSE Share Price Low	0.09	0.095	0.10	0.12	0.215
TSE Share Volume (Thousands)	101,156	132,323	61,214	56,934	99,233
NASDAQ Share Price High (US$)	0.20	0.204	0.15	0.37	0.39
NASDAQ Share Price Low (US$)	0.074	0.082	0.08	0.10	0.16
NASDAQ Share Volume (Thousands)	194,192	212,028	105,151	210,251	440,811
AIM Share Price High (pence)	8.0	13.0	6.25	-	-
AIM Share Price Low (pence)	4.1	4.9	4.50	-	-
AIM Share Volume (Thousands)	8,710	12,162	856	-	-
Operating Results (1) (3)
Gold Production (Ounces)	13,985	12,437	4,951	1,693	1,187
Silver Production (Ounces)	1,332	1,038	264	- 66	- 42
Year End Gold Resource (Thousand Ounces) – Blanket Mine	441	500	-	-	-
				-	-

 (1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy

(2)

Restated to reflect the discontinued operations nature of Barbrook and Eersteling Mines

(3)

2006 reflects Blanket Mine only, 2005 and before are historical numbers reflecting Barbrook and Eersteling Mines

Letter to Shareholders

The 2007 Financial Year proved to be a difficult year particularly for the Blanket Mine in Zimbabwe.  For the financial year ended December 31, 2007 the Corporation recorded a gross profit of $294,000 from revenues of $10,039,000, which translated into a loss of $4,615,000 and a diluted loss of $0.009 per share.

The extremely challenging economic environment in Zimbabwe caused delays in completing the No 4 shaft expansion project as planned, which in turn severely interfered with production at the Blanket Gold Mine.  Despite the restrictive economic conditions, the frequent power supply shortages and the continuous delays in receiving foreign currency for gold sale proceeds from the Reserve Bank of Zimbabwe (“RBZ”), Blanket produced 13,985 ounces of gold during the 2007 year.  The No.4 shaft expansion could not be completed as planned due entirely to the delays in receiving US dollar funds from the RBZ and the frequent power cuts.  These delayed payments caused an unplanned three month extension of the shaft expansion project timetable which then ran from February until the end of July 2007.  During this period Blanket had to focus on processing lower grade sands rather than ore in order to achieve gold production.  Since then and as a direct result of the ongoing delays in receiving foreign exchange payments Blanket has been unable to restore gold production to the 25,000 oz per year level or to complete the No 4 shaft expansion project

While the prognosis for Zimbabwe remains problematic, the Blanket mine continues, at this stage, to be self-funding. Blanket will however only be able to return to the 25,000 oz per annum production level once the RBZ restores foreign exchange payments to their correct and legislated levels.  Management continues to engage proactively with the RBZ to ensure that gold already delivered is promptly paid for.  Hopefully at some stage during 2008 Blanket will be able to focus on completing the No.4 shaft expansion project in order to realize the planned increase in production to 40,000 oz per annum, and to continue with the underground development necessary to open up sufficient reserves to sustain the planned increase in production, and to further explore ways to control costs in the hyperinflationary environment.

In Zambia, the Nama Cobalt Project continued to progress well and the focus for this year will be on advancing the project through to the development phase, provided the Chinese Feasibility Study and the subsequent Bankable Feasibility Study allow sufficient funds to be raised.  Two National Instrument (“NI”) 43-101 resource statements, compiled by a qualified independent, covering Anomaly A and C were published in 2007.  Drilling programs were undertaken in 2007 and a total of 4,099 meters diamond drilling and 5,560 meters of reverse circulation drilling was completed. The assay and modeling results from the 2007 drilling program are being evaluated along with the historic drill results and a further Independent Technical Report will be issued once the 2007 drilling evaluation is completed.  The Environmental Impact Assessment for Nama, covering the new access road and power line routes, was completed and has been submitted to the Zambian authorities for approval.

Negotiations with cobalt end-users continued during the year and have recently resulted in the successful conclusion of four off-take agreements to supply a total of 51,560 tonnes of cobalt metal equivalent from 2009 to 2013.

Turning to our other assets, we recently signed agreements for the sale of the Barbrook and Eersteling companies including their liabilities of $1.59 million for a total cash consideration of $12.91 million. These transactions are expected to close during the second and third quarter of this year respectively.

The sale of Eersteling has necessitated the transfer of the Rooipoort platinum interest from Eersteling into our 100% South African subsidiary Maid O’ The Mist (Pty) Ltd, a process which is well underway.  We have also applied for three Prospecting Licenses on highly prospective PGE properties located on the Eastern limb of the Bushveld Igneous Complex in South Africa and await the granting of these licenses.  We have commenced negotiations with a suitable JV partner for our platinum interests as the Corporation’s focus for the next few years will be on Nama.

Looking to the year ahead, the Corporation’s priority focus will be on developing the Nama cobalt project by completing a favorable feasibility study and raising sufficient funding with a view to starting operations as early in 2009 as possible.

On behalf of the Board of Directors,

S. E. Hayden                                                                                31 March, 2008

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

March 31, 2008

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 should be read in conjunction with the Consolidated Financial Statements and Press Releases issued by the Corporation, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars.

All figures are in thousands of Canadian Dollars unless otherwise specified.

Overall Performance

The Corporation was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.     VISION AND STRATEGY

The Corporation is an exploration, development and mining company with a large primary cobalt deposit in Zambia, a producing gold operation in Zimbabwe, two non-producing gold mines in South Africa which are in the process of being sold, and a diversified exploration portfolio of PGE projects in South Africa, diamond projects in Canada, Zambia and South Africa, one of which is in joint venture with an unrelated company.  The Corporation’s objective is to develop its asset base into a significant diversified international mining company through profitable cobalt and gold production and successful exploration activity, focused primarily on Southern Africa.

The Corporation’s business model is to identify and acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement.  The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders. Where appropriate, the Corporation will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

The Corporation has a strong management team and Board of Directors with diverse expertise in mineral exploration, mine development, finance, production and marketing.

With the expectation of continuing high levels of commodity prices over the long term, the Corporation is following the strategy of diversification through its current exploration activities for cobalt, gold, platinum group metals, base metals and diamonds.  With the potential of improved political conditions in many Southern African countries, the Corporation is reviewing mining opportunities in these countries.

The sales of the Barbrook and Eersteling Gold mines in South Africa are expected to be completed during the second and third quarter of 2008 respectively.

2.      OPERATIONS

Blanket Mine (1983) Private Limited - Gold

The Blanket Mine owned by the Corporation’s 100% held subsidiary Caledonia Holdings Zimbabwe is located 560 km south of Harare the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km from the mine.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket Mine owns extensive claims throughout this belt. The mine property was first pegged in 1904 with mining and metallurgical plant operations starting in 1906. The mine to date has produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, the Blanket Mine is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is one of three remaining large, gold producers, from a belt that has had no less than 268 operating mines over time.  The other two current producers are the neighbouring Vubachikwe mine owned and operated by Forbes and Thompson and the Jessie mine on the south eastern end of the belt and owned by F. A. Stewart Pvt. Ltd.

Property Geology

Blanket mine is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Jethro to the south, through Blanket itself,  to the currently defunct Feudal, AR South, AR Main, Sheet, Eroica and Lima mines. Gold showings from Sabiwa, Jean, Provost, Redwick, Old Lima and Smiler form a northern continuation of the Vubachikwe property where gold is hosted by banded iron formations.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralisation.  It is generally on this lithology type that the various tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the nearby Vubachikwe mine complex.  The active Blanket ore bodies are found on the next unit, the mafics. An andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler.

Ore bodies at Blanket are epigenetic. They are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively underformed remnants of the original basaltic lava flows. It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Summary of Reserves and Resources at Blanket Mine at December 31, 2007

MINERAL RESERVES ( at a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars	1,301,000	3.84	160,800
Probable Ore
Operating and Development Areas	2,332,000	3.74	280,400
Total Proven + Probable Ore	3,633,000	3.78	441,200
MINERAL RESOURCES (at a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)

Indicated	520,300	3.79	63,400
Inferred	2,519,800	5.27	**
Tonnages and ounces are rounded to the nearest 100
Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

(i)

1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii)

Some numbers may not add due to rounding

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Metallurgical Process

Run of mine ore is crushed to – 12mm in the 3 stage crushing circuit. This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, before being passed through two 30 inch Knelson Concentrators where approximately 49% of total gold production is recovered as gravity gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to a 3.66 meter by 4.9 meter, 750 kW regrind ball mill.  The product from the regrind mill is pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks each equipped with 45 kW mixers where leaching at 50% solids and simultaneous adsorption of dissolved gold onto activated carbon takes place.

Elution of the gold from the loaded carbon and subsequent electro-winning is done on site. Gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids are smelted after which the bullion is delivered, as required by Zimbabwean law to the Government-operated Fidelity Printers and Refiners.  The Reserve Bank of Zimbabwe (“RBZ”) is then responsible for payment of the gold delivered which has been nominated for payment either as 100% in the local currency or as to 35% in the local currency and 65% in foreign (US Dollar) currency amounts.

The CIL plant has a design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing. The present crushing and milling circuit is being expanded from 600 tonnes per day to 1,000 tonnes per day ore throughput capacity to handle the planned increase in mine production from the No 4 shaft expansion project. The plant tailings are reduced in cyanide content and deposited on two licensed tailing impoundment areas.

Production Operations

The underground workings produce 600 tonnes of ore daily using a long-hole open stoping method.  Ore is trammed to one of a number of shafts and hoisted to surface.  The current capital program at the No. 4 shaft will, once it becomes operational, streamline the ore hoisting and increase the overall hoisting capacity at the mine to over 1,000 tonnes per day.  Blanket employs approximately 800 people.

3.     DISCONTINUED OPERATIONS

Barbrook Mines Limited

On February 21, 2008 the Corporation accepted an offer from Eastern Goldfields to purchase the entire issued share capital in Barbrook Mines Limited, its debts to the Corporation, and its payables of approximately $1,440,000 for approximately $9,100,000.

Eersteling Gold Mining Company Limited

On March 3, 2008 the Corporation signed an Interim Agreement with a private Canadian company to purchase the entire issued share capital in Eersteling Gold Mining Company Limited (“EGM”) for $3,810,000 excluding the Rooipoort platinum exploration assets currently held by EGM which are in the process of being transferred to Maid O’ The Mist, a 100% held South African subsidiary of the Corporation.

4.     MARKETING

All gold bullion produced in Zimbabwe is delivered to Fidelity Printers and Refiners in Harare and sold under various methods of election, more fully described in Section 6.

5.     KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders.  The price of gold is established in an international market.   The price of gold plays a large part in determining the profitability of gold mines and similarly the Zimbabwean dollar price of gold plays a large part in determining the profitability of Zimbabwean gold mines.  During 2007, the USD gold price per ounce ranged from a low of $608 to a high of $834 i.e. a 37% increase.  The benefit of this increase was not fully realized in Zimbabwe as gold is not sold at international prices but in terms of Government Monetary policy (more fully described under 6 below) which results in a discounted gold price being received irrespective of whether it is paid for solely in Zimbabwe Dollars or a combination of US Dollars (65%) and Zimbabwe Dollars (35%).

Blanket Mine has been consolidated into the results of the Corporation from July, 1, 2006. During 2007 the Zimbabwe economy continued to falter with inflation moving from 1,200% at the beginning of the year to 25,000% pa by year end and to 100,000% by the end of February 2008.  The Zimbabwe dollar was officially devalued against the US dollar during the third quarter of 2007 from Z$250:USD1 to Z$30,000: USD1 and remained at that fixed rate to year end.  The Corporation believes it is appropriate to consolidate Blanket Mine into its annual financial statements as it exercises control over the operations, is able to sell  65% of gold produced in US dollars, retain these US dollars in a foreign currency, and has government approval to make loan repayments from its available foreign currency funds.

During the year the gold support price was reviewed more regularly than in previous years but because of high inflation and declining value of the Zimbabwe Dollar, gold continued to be sold to the Government pursuant to the current Zimbabwean legislation at a substantial discount to the international price as detailed above.

Negotiations are currently in progress with a suitable partner regarding a “farm-in” arrangement in respect of the Corporation’s PGE assets.  Platinum, palladium, nickel and copper – the principle contained metals in the PGE properties as well as gold, previously discussed, have shown substantial price increases in 2007 and will render the properties more attractive to JV partners.

6.     SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2007	December 31, 2006 (1)	December 31, 2005 (1)
Net sales or total revenues	10,039	13,586	6
Net (loss) or income before discontinued items or extraordinary items: - per share undiluted - per share diluted	(3,906) ($0.008) ($0.008)	2,315 $0.005 $0.005	(3,748) ($0.012) ($0.012)
Discontinued Operations	(709)	(7,990)	(5,932)
Net (loss)	(4,615)	(5,675)	(9,680)
- per share undiluted - per share diluted	($0.009) ($0.009)	($0.013) ($0.013)	($0.031) ($0.031)
Comprehensive (loss)	(4,703)	(5,675)	(9,680)
Total assets	29,492	31,456	22,338
Total long-term financial liabilities	1,054	1,221	377
Cash dividends declared per share	Nil	Nil	Nil

 (1) Figures have been reclassified to reflect Barbrook and Eersteling Mines under Discontinued Operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2007 and prior years have been presented on the basis that Barbrook and Eersteling Mines are discontinued operations and are classified as assets for sale. Neither sale transaction was concluded by December 31, 2007 but subsequent Sale Agreements for the purchase of the entire share capital of Barbrook Gold Mines Limited and Eersteling Gold Mining Company were signed with two independent buyers.  The price for Barbrook is approximately $9,100,000 and for Eersteling is $3,810,000.

The above results for 2007 include Blanket Mine’s results for the 12 months ending December 2007. During 2007 gold production at Blanket was disrupted by the shaft expansion project from February until the end of July.  The delays were caused by a combination of frequent power cuts and the irregular and partial payment of US Dollars for gold delivered.   During this period production was focused on processing sands as underground operations were curtailed by the shaft closure for equipping.  Due to the economic climate in Zimbabwe, Blanket did not receive the full US Dollar proceeds for gold sales and thus the completion of the shaft expansion project was not possible.   Entirely as a result of these factors Blanket has not been able to achieve and sustain gold production even at the levels achieved prior to the shaft expansion.

For the year ended December 31, 2007, the Corporation recorded a net loss after taxes, before discontinued operations, of $3,906,000 ($2,315,000 income in 2006 and a $3,748,000 loss in 2005), of which Blanket Mine contributed a loss of $510,000.   Included in the 2007 loss is a foreign exchange loss of $1,012,000 ($143,000 gain in 2006 and a $50,000 loss in 2005).  Blanket Mine reported an unrealized loss on foreign exchange of $1,203,000 during 2007.  During 2007 the gross income from operations (before discontinued operations) was $294,000 ($5,014,000 income in 2006 and a $751,000 loss in 2005).

During 2007 the carrying value of $750,000 of the Kikerk Lake venture was written off leading to a total asset write-down of $750,000 ($nil in 2006 and $152,000 in 2005 of other mineral properties).   The income tax expense of $5,000 relates to withholding taxes paid by Blanket Mine. The operating income of $294,000 includes an amortization charge of $18,000 ($40,000 in 2006 and $27,000 in 2005).

Blanket Mine recorded revenue for the 12 months of $10,001,000 from the 13,985 ounces of gold sold.  During 2007 the RBZ (RBZ) stipulated various possible payment methods for gold sales. The methods varied from “65% of revenue in USD and 35% of revenue in Zimbabwean dollars (“Z$”) to 100% revenue received in Z$ if gold is sold at the gold support price.  During the same period, the official exchange rate in Zimbabwe changed from Z$250 per US$1 to Z$30,000 per US$1.

The changes in the gold support price and the effective exchange rate received are shown in the table below

	Jan	Feb	Mar	Apr	May	June
Ave gold price USD/oz	631	665	655	679	667	655
Z$ Gold support price per gm	16,000	16,000	16,000	16,000	350,000	1,000,000
Effective Z$:USD exchange rate	789	748	760	733	16,322	47,489
Old Mutual Implied Rate– Z$’s per US$1	3,508	5,735	16,646	17,618	26,794	126,828
Effective discount to gold price based on buying power of the Z$	78%	87%	95%	96%	39%	63%

	Jul	Aug	Sept	Oct	Nov	Dec
Ave gold price USD/oz	665	665	713	755	806	803
Z$ Gold support price per gm	3,000,000	3,500,000	4,000,000	5,000,000	7,500,000	10,000,000
Effective Z$:USD exchange rate	140,324	163,712	174,503	205,995	289,440	387,362
Old Mutual Implied Rate– Z$’s per US$1	139,747	141,164	298,371	884,062	2,545,416	4,422,203
Effective discount to gold price based on buying power of the Z$	0%	0%	42%	77%	89%	91%

In January 2008 the gold support price was increased to Z$100 million per gram and in March 2008 was further increased to Z$700 million per gram.

During the year, the quarterly results (“Q”) of Blanket Mine have been translated into C$ using the rates of exchange (“ROE”) per the table below.

Z$’s per C$1	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	275,926	156,590	14,220	713
Other income statement items	260,870	150,507	21,070	758
Monetary assets and liabilities	378,644	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19	101.19

The use of the above rates is a change in estimate, and the rates are determined as follows:

Sales Revenue	The actual rate of exchange received on gold sales depending on the sale method chosen
Other income statement items	The average effective rate of exchange determined by the gold support price during the quarter
Monetary assets and liabilities	The quarter end effective rate of exchange determined by the gold support price during the quarter
All other assets and liabilities	Historic rate determined at July 1, 2006

During 2007, the Corporation invested $3,250,000 in capital assets and mineral properties ($3,579,000 in 2006 and $5,284,000 in 2005).   Of the amount invested in 2007, Blanket Mine spent $616,000 Nama spent $2,470,000 and Rooipoort spent $141,000. During the year $4,380,000 was raised from private placements, and the exercise of warrants and options, ($7,559,000 in 2006 and $6,588,000 in 2005) all net of issue costs.

The basic net income/ (loss) per share, for continuing operations, of ($0.008) in 2007, ($0.005 in 2006 and ($0.012) in 2005) has been calculated using a weighted average number of shares of 477,930,290 (423,838,628 for 2006 and 313,565,142 for 2005).

The funds raised were used to finance exploration activities at Nama and Rooipoort, to fund the holding costs at Barbrook and Eersteling Mine and to provide working capital for Greenstone Management Services.  Capital projects at Blanket Mine were funded from internally generated funds.

The Corporation had related party transactions with several of the Corporation’s Directors relating to their compensation and members of the President’s family in fiscal years 2007, 2006 and 2005.  They are detailed in Note 10 to the Corporation’s December 31, 2007 audited financial statements.   It is expected that related party transactions of a similar nature will continue during the current fiscal year of the Corporation.

7.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

7.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

·

The mine recorded four lost time injuries, including one fatality, and four restricted work activity cases during the period.  This is compared to the same period in 2006 which recorded three lost time and 7 restricted work activity cases.  With the exception of the single fatality, the reduction in incidents in restricted work activity cases was attributable to the intensive safety training undertaken under the National Occupational Safety Association (“NOSA”).

·

An occupational health centre has been established and all employees were screened for occupational ailments.  There were no occupational health illnesses detected during the year.  HIV/AIDS continues to be an area of concern and management has put in place awareness programs to educate workers. The prevalence of medical retirees is increasing due to the HIV/AIDS pandemic.

The Mine continues to monitor the ground water in the ground-water pumping wells downstream of the tailings impoundment.  Results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the slopes on Dam B was undertaken and is ongoing.  As a result of management’s continuing efforts to improve pollution control measures at Blanket Mine, the EMA has now upgraded the slimes dam from the red to the yellow category and management intends to strive for achievement of the highest (“green”) safety category.

Capital Projects

Number 4 Shaft Expansion Project

Projects at Blanket focused mainly on the expansion program which involved the upgrading of the No. 4 shaft and the crushing/milling section of the plant.  Shaft equipping of the No. 4 shaft continued throughout the year and was completed at the end of October.  Work remaining to complete the shaft upgrade includes the equipping of loading and ore bin arrangements at the shaft bottom as well as the installation of a crusher and conveyor system to reduce the size of the ore prior to hoisting.

This expansion project is designed to facilitate the increase in underground production from the current 600 tonnes per day (“tpd”) to 1,000 tpd.  This should enable the total gold recovered to increase from 25,000 oz to 40,000 oz per annum.

Operations

Contrary to the project plan, Blanket suffered a prolonged unplanned No4 shaft closure from February to the end of July which was beyond Management’s control and was due mainly to a lack of power supply and severely restricted foreign currency receipts from the RBZ.  During July, production was halted and the mine put on care and maintenance to save costs as the high grade sands being processed during this period were depleted and the contractor cost of transporting the sands to the plant escalated to an uneconomic level.  In order to gain rapid access to the new mid-shaft loading bins underground, the decision was taken to speed up equipping of the No. 4 shaft by operating around the clock when power availability allowed.  This decision paid some dividends, as Blanket was able to partially commission the No. 4 shaft to haul from 14 level at the end of July, thereby allowing the resumption of some underground operations building up to the planned production level of up to 600 tonnes per day. However recurring power outages continued to cause major disruptions to the final quarter operations, but these were eventually resolved by the mine undertaking to pay the Zimbabwe Electricity Supply Authority (“ZESA”) in foreign currency for its power supply.  Absenteeism, power supply problems, and the consistent withholding of foreign currency by the RBZ so severely limited Blanket’s ability to restore production to the 600 tpd level that it was unachievable.  The RBZ controls all foreign currency needed by Blanket which includes US Dollars from gold sales proceeds and payments to ZESA and certain suppliers, and also South African Rand required for certain supplier payments.  Gold production has averaged 1,000 ounces per month since underground mining operations were resumed in July 2007 compared to the pre-shaft expansion target of 2,100 ounces per month.

Frequent power disruptions during the last two quarters of the year allowed the shafts and metallurgical plant to operate for only 86% of the available time, processing 100,082 tonnes instead of a forecast 178,000 tonnes.   Both the nearly completed No. 4 shaft expansion and the plant are currently running well although foreign currency shortages are beginning to affect the plant availability, in particular the crushing and screening plant and the carbon in leach (C.I.L) sections due to the inability to purchase critical wear parts due to the foreign currency delays.  Discussions are ongoing with RBZ to try to improve the receipt of US Dollars for gold delivered.

Production results for year to December 2007		2007	2008 Jan.- Feb.
Ore mined	tonnes	100,082	17,165
Development advance (ROM)	meters	669	85
Development advance (Capital)	meters	504	26
Ore milled	Tonnes	100,082	17,285
Ore Gold Grade milled	grams/tonne	3.58	3.51
Ore – Gold Recovered	ounces	9,885	1,719
Sands Processed	tonnes	125,137	-
Sands Grade	grams/tonne	1.29	-
Sands Gold Recovered	ounces	3,414	-
Gold produced	ounces	13,299	1,719
Gold Sold	ounces	13,985	1,876

Outlook

The aims and objectives of Blanket Mine for 2008, subject to the return of reliable payment procedures for gold sales proceeds by the RBZ, are:

·

To complete the No. 4 shaft project in order to realize the planned increase in ore production to 1,000 tonnes per day and gold production to 3,330 ounces of gold per month.

·

To intensify underground development initiatives in order to open up sufficient reserves to sustain the planned increase in ore production.

·

To explore ways of controlling input costs in a hyperinflationary environment (such as off-shore purchasing).

·

To explore ways of retaining key staff in a hyperinflationary economy.

·

To formulate a development strategy for the exploration properties in the Gwanda Greenstone Belt.

·

To focus employee and management attention and effort on issues of safety, health and environment.

·

To focus on off-mine exploration to supply additional ore to the plant

7.2     Exploration and Project Development

COBALT AND BASE METALS

Nama Cobalt Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, holds a Retention License in northern Zambia on which near-surface cobalt/copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of Teal Mining and Exploration Limited.  This Retention License covers an area of 80,625 hectares and is valid for two years.

Work Completed

The 2001/2002 soil sampling program carried out jointly by Nama and BHP Billiton was completed over the remainder of the original license areas not covered by Nama in its 1995 and 1996 soil sampling and drilling program. The 1995/1996 programs identified a number of high priority anomalous targets (anomalies A, B, C, D and E) within the required geological setting.   Reverse Circulation (“RC”) drilling was carried out on anomalies A, B, C, and D to a depth of at least 150 meters.  The 2001/2002 soil sampling program results identified an additional 11 anomalous areas for further investigation including anomalies F to P.  These targets have not yet been followed up in the search for copper/cobalt oxide and sulphide bodies.

In the second quarter of 2004, a mini bulk sample of 30 tonnes was excavated at Nama A (Discovery) site and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, a further one tonne sample were sent for additional test work to fine tune the extraction process for the cobalt oxide.

During 2006 metallurgical test work provided a metallurgical flow-sheet.  Two further bulk samples were taken from Anomaly A to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.

In 2006/2007 a Technical Report, compliant with NI 43-101 was prepared for Anomaly A at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by NI 43-101 of the Canadian Securities Administrators.

In his report, which has been filed on SEDAR and is available on the Corporation’s website, Mr. Grant estimates the Indicated Resources at Anomaly A as 43,656,000 tonnes grading 0.055% Co, 0.099% Cu and 0.011%Ni.  Mr. Grant subsequently re-evaluated the data for Anomaly C and prepared an update to the previous Technical Report which included the following additional Indicated Resources for Anomaly C; 78,218,000 tonnes grading 0.043% Co, 0.012% Cu and 0.019% Ni.  The combined resource is therefore 121,874,000 tonnes grading 0.047% Co, 0.043% Cu and 0.016% Ni.  This second NI 43-101 report has been filed on Sedar and is available on the Corporation website.

Mr. Grant also states that Anomalies F through Q inclusive are worthy of further investigation.

Nama continued exploration on the Nama Retention License area during the 2007 field season.  During the year $2,470 was spent on exploration consisting mainly of drilling diamond and reverse circulation holes.  The results of the exploration activities will be released as soon as available.

Diamond drill core holes were drilled for both geological and bulk density measurement purposes.  Bulk density measurements are required in order to determine ore volumes and tonnages for mining purposes with an acceptable level of accuracy.  The bulk density drill holes were sited so as to provide information of a geological nature in critical areas and thereby provide the added benefit of improving the definition and understanding of the ore bodies.

A total of 4,099 meters of Diamond drilling was completed during the 2007 exploration field season, and the breakdown per  anomaly area is as follows:

Anomaly	Diamond Drill Holes	Meters Drilled	Comment
A	7	1,769	Geological and assay data
A	4	320	Bulk Density & Geological data
C	3	770	Geological and assay data
C	8	640	Bulk Density & Geological data
D	6	600	Bulk Density & Geological data
Total	28	4,099

A total of 5,560 meters of Reverse Circulation drilling was completed during the 2007 exploration season and the breakdown per ore body area is as follows:

Anomaly	RC Drill Holes	Meters Drilled
A	2	160
C	23	1,309
D	51	4,091
Total	76	5,560

The earlier than usual onset of the rains in early November made it impossible to drill some outstanding areas of Anomaly D and Anomaly Q which is a prominent but untested geochemical target.  In order to obtain at least some geological information on Anomaly Q in early 2008, a shallow pit and trench sampling program has been implemented.

The diamond drill core was logged and split on site prior to dispatch to an accredited analytical laboratory in Kalulushi, Zambia for analysis of cobalt, copper, nickel and zinc, amongst others.  Quality Control and Quality Assurance control procedures were put in place to verify the accuracy of the drill core splitting and handling and the laboratory results.

All assay data has been received and is currently being verified and consolidated into the project database.  The resource modelling and re-evaluation of the various anomalies is in progress and a revised independent Technical Report compliant with NI 43-101 standards will be issued once this work is completed.

The metallurgical testing to establish the likely product specification of the cobalt hydroxide product has been completed.  Based on this metallurgical test work the cobalt hydroxide specification has been discussed with, and is acceptable, to the refiners who have signed purchase agreements for the cobalt hydroxide product.

Five year supply agreements have been finalized with four large Chinese refiners to supply a total of 51,560 tonnes of cobalt metal equivalent over a five year period commencing in 2009.  Nerin China (Nanchang Engineering and Research Institute of Nonferrous Metals) has been commissioned to produce a Feasibility Study in accordance with the Regulations and Preparation Basis of a Project Feasibility Study Report for the Nonferrous Metals Industry, and related Chinese specifications and standards.

During the year the Nama Environmental Impact Assessment (EIA) covering the new access road and power line routes to the proposed Nama Plant Site was completed, and has been submitted to the Environmental Council of Zambia for their final approval.  This EIA study is currently being expanded to cover the anticipated future mining operations at Nama.

Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

In 2002, Eersteling Gold Mining Company Limited (“EGM”) acquired the Rooipoort property, containing platinum group elements (PGE), nickel (Ni) and copper (Cu), from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property in an area that is presently undergoing a surge in platinum group metal exploration along a well-mineralized feature known as the “Platreef”.  An additional 342 hectares on the farm Grasvally, immediately adjacent to, and south of, the Rooipoort property was optioned in 2004, and over which the Company was granted a New Order Prospecting Right in May 2005 (3 year period). A further 43 hectare portion was granted in April 2006 (5 year period).

Application for conversion of the Rooipoort property into a New Order Right in terms of the Mineral and Petroleum Development Act (“MPRDA”) was granted in November 2006.

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares contiguous with the Rooipoort property which effectively doubles the area of the Rooipoort Project property underlain by Bushveld Complex rocks with PGE potential.  The Falconbridge properties were granted New Order Prospecting Rights in April 2006 (3,099 hectares, for a period of 5 years) and September 2006 (1,217 hectares, for a period of 5 years). The total area of EGM’s New Order Prospecting Rights in the Rooipoort PGE/Ni/Cu properties is now 8473.39 hectares.

EGM’s rights to the Rooipoort Project, together with the Falconbridge agreement are in the process of being transferred to Maid O’ The Mist (Pty) Ltd, a 100% South African registered subsidiary of the Corporation.

Exploration

To date, the Company has diamond-drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6 km strike length that makes up the project area.

Falconbridge drilled a total of 7,393 meters in 22 holes on the portions of Grasvally and the farms Jaagbaan and Moorddrift that comprise most of the property purchased from Falconbridge.

At the end of 2004, very preliminary, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the early diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the five mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel. This initial test work indicates that a relatively simple metallurgical process route could possibly produce a flotation concentrate from high-tonnage, low-grade feed material.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 - compliant report by RSG Global of Australia. The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)

Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

During 2007, field work consisting of geochemical sampling was conducted over the land acquired from Falconbridge. A total of 37.37 line kilometers was sampled during this phase of the work and 1500 samples submitted for assay for Ni, Cu and PGMs.   Based on the results of this sampling, the drilling program for the coming 2008 drilling season will be laid out.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on the Corporation’s website provide an overview of the exploration activity that has been carried out on the Rooipoort property. The Project Status Report and the full RSG NI 43-101 Technical Report are available on the Corporation’s website.   As a result of the work done to date, additional target areas have been identified on the west and north-west of the property, and these are identified in the Project Status Report on the website.

Discussions with a suitable Joint Venture partner regarding a “farming-in” arrangement are currently underway.

GOLD

Zimbabwe Exploration - Gold

The Corporation’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering a total area of 2,500 hectares.   47 claims of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085hectares

Blanket’s efforts were focused in certain key areas in the Gwanda Greenstone Belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. A drilling program initiated in late 2005 to probe for down-dip and strike extension mineralization associated with the GG prospect was continued into 2007 with 281 meters of drilling completed.  The assay results establish the presence of two zones of potentially economic gold mineralization. The main exploration activities involved diamond core drilling and the development of a prospect shaft down to the first level aimed at exposing the ore body and providing a bulk sample for metallurgical testing.

The Bubi Greenstone Belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2,820 hectares.   Reconnaissance exploration work by soil, sampling and geological mapping has been completed in all the claims areas.  In 2008 the focus will mainly be directed to conduct additional follow-up work to define drill targets on potentially prospective metal-in-soil anomalies so far identified in the area.  The work in the Sandy Claims constitutes part of this detailed follow-up exploration work.

During the first quarter of 2008, and assuming the availability of funds, Blanket’s exploration focus is centered on the Gwanda area with the main emphasis being delineation of a potentially economic ore resource at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization as well as by deepening the prospect shaft and extending underground development. At Mbudzane, a second phase core-drilling program has been planned to follow up on several highly prospective deep seated IP-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work on the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m  to 1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.  Blanket needs to formulate a development strategy for its outside properties in the Gwanda area, in particular, and elsewhere in general, in order to prevent forfeiture under the current indigenization proposals.

DIAMONDS

Kikerk Lake – Canada

The Kikerk Lake property consists of 5 mineral leases covering 12,912.5 acres (5,225.5 hectares). In 2001 and 2002, the Corporation announced the discovery of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”), a wholly owned subsidiary of Stornoway Diamond Corporation (“Stornoway”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow up on previous anomalous results. These samples were sent to Ashton’s laboratory and results were received in the first quarter of 2007.

Ashton reported that approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, but there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totaling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria.  Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

The Corporation’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.   This interest can be increased to 59.5% if Ashton funds the Corporation’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway.  Recently Stornoway has amalgamated with Ashton.

Due to a lack of recent activity on this joint venture the carrying value of $750,000 has been written off.

Mulonga Plain – Zambia

Work Completed

Motapa Diamonds has given the Corporation notice that it intends withdrawing from the joint venture and intends to transfer all rights in and title to the properties to the Corporation for a nominal amount.

The Corporation has applied for a retention license over the properties managed under the joint venture.

The Mulonga Plain License area is located in Western Zambia, between the Zambezi River and the Angolan border.  The Company has identified discrete areas within the license area. An airborne gravity survey was completed on the easternmost of these in late 2004.

Ten, out of an original eleven, airborne gravity and magnetic targets were drill tested during 2005 and one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes. Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling.  The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.  A Falcon airborne survey was flown and the results interpreted in 2006.

Commenting on the 2005 results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.” No further work was carried out in 2006 and 2007 as Motapa prioritized other areas of their property portfolio over Mulonga.

Kashiji Plain - Zambia

This license area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 micro diamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries. No further field work was carried out on the Kashiji or Lukulu licenses in 2006 and 2007. This license is due to expire in June 2008, however as stated above the Corporation has also applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden  - South Africa

The Corporation holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

In April 2005 an application for conversion of these rights was submitted in terms of the Mineral and Petroleum Resources Development Act (“MPRDA”) and the rights were granted in December 2006.  An additional application for New Order Prospecting rights was submitted over an adjoining farm, Eleazar in June 2005.  It is expected that this application will be granted shortly as soon as documentary proof of BEE participation has been presented.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down-dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 carats per hundred tonnes of material (“cpht”), with one hole yielding 65 cpht.  The Corporation has not completed the work necessary to estimate a resource in terms of NI 43-101 for the Goedgevonden property.

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample. Geological interpretive work as well as detailed ground gravity and magnetometer surveys were completed during 2003 but there was no further exploration activity on this property as corporate resources were concentrated on the Corporation’s other projects which were considered to be of higher priority in adding shareholder value.

Granting of the New Order Prospecting Rights (not yet signed) gives the Company security of tenure. Discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

Outlook

The outlook for the aforementioned exploration properties, except for Nama,is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of the Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties.

The Corporation intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances where possible with senior mining companies and metal producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) and implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. Holders of all inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting right conversion applications closed on April 30, 2006 and active mining right conversions close on April 30, 2009.

Apart from various technical requirements for conversion, the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.  The Mining Charter was formulated in negotiations between the government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established.  This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.  However, there has recently been an apparent relaxing of the attitude of the South African authorities in respect of New Order Prospecting Rights and many companies, including the Corporation have received these new rights in recent months.

The Zimbabwe economy continues to be depressed and inflation is rampant.  The survival of the mining industry is a high priority of the Government as its ability to generate foreign currency is of paramount importance.  Management’s focus is to complete the No 4 shaft expansion and to bring production up to the 1000 tpd level. Cash flow management is critical to ensure the mining operations are protected, as much as possible,  from the effects of local inflation by the utilization of foreign currency proceeds to fund operations.  Management is also continuing with exploration in the areas near the Blanket mine to enable Blanket to expand its operation should economic improvements in Zimbabwe occur.

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. Whilst neither the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

The Zambian government has announced the following proposed changes to their tax laws that will have a bearing on the Nama cobalt project if passed into law. The key changes are:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper mines

•

Capital allowances reduced from 100% to 25%

These measures have been highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalised their business models accordingly. Some mining companies are threatening legal recourse as they argue their businesses will become unviable. Proposed capital expenditure projects are being reconsidered. Various representations have been made by the mining companies through the Chamber of Mines to the government since the budget announcement at the end of January, however the government has taken a firm position, and we understand that the changes have been approved by parliament.

8.     ENVIRONMENTAL POLICY

The Corporation is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. The Corporation and its subsidiaries operate under the Corporation’s Environmental Policy that encompasses the following:

·

The Corporation directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

·

The Corporation liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Corporation’s activities in relation to environmental protection.

·

The Corporation is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

·

The Corporation on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of the Corporation and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

9.

SUMMARY OF QUARTERLY RESULTS - (C$ 000’s - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Dec 31/07	Sept 30/07	June 30/07	Mar 30/07	Dec 31/06	Sept 30/06	June 30/06	Mar 30/06
Sales before discontinued operations	3,231	1,950	1,539	3,319	9,044	4,539	1	1
Income/(loss) before discontinued operations -- per share undiluted - per share Diluted	494 0.001 0.001	(855) (0.002) (0.002)	364 0.001 0.001	(3,909) (0.009) (0.009)	3,841 0.008 0.008	(455) (0.001) (0.001)	(683) (0.002) (0.002)	(388) (0.001) (0.001)
Discontinued operations (loss)	(249)	(80)	(126)	(254)	(1,283)	(2,619)	(2,210)	(1,878)
Net Income/ (loss) after discontinued operations - per share undiluted - per share Diluted	245 0.001 0.001	(935) (0.002) (0.002)	238 0.0005 0.0005	(4,163) (0.008) (0.008)	2,558 0.006 0.006	(3,074) (0.007) (0.007)	(2,893) (0.007) (0.007)	(2,266) (0.006) (0.006)
No of shares basic ‘000	487,869	487,869	487,869	457,981	457,981	455,209	398,142	380,714
No of shares diluted ‘000	487,975	488,61	489,454	457,981	458,087	455,951	403,055	381,663

The discontinued operation relates to Barbrook and Eersteling Mines. Barbrook Mine was operational during the first three quarters of 2006. All foreign exchange gains or losses are reported in the results before discontinued operations.  The gold sales at Blanket Mine were 4,352 ounces in the first quarter, 2,858 ounces in the second quarter, 2,263 ounces in the third quarter and 4,512 ounces in the fourth quarter. Production at Blanket Mine was affected from February 2007 to July 2007 when underground operations were halted.  Included in the loss before discontinued operations are the unrealized foreign exchange gains or (losses) of $456,000 in the fourth quarter, ($1,016,000) in the third quarter, ($707,000) in the second quarter and $255,000 in the first quarter.

Note:

 The effect of the dilution on the earnings per share has been calculated only for each quarter of 2006 as income was earned before discontinued operations for the year. No calculation for 2007 or 2005 was made as the result for the years was a loss and the diluted earnings per share would be anti-dilutive.

10.

INVESTING

During 2007 the Corporation invested $3,250,000 in capital assets and mineral properties ($3,579,000 in 2006 and $5,284,000 in 2005).  Of the amount invested in 2007 $2,470,000 was spent at Nama, $616,000 at Blanket Mine, and $141,000 at Rooipoort.

11.

FINANCING

During the year $4,380,000 was raised from private placements, and the exercise of warrants and options ($7,559,000 in 2006 and $6,588,000 in 2005) all net of issue costs. In all 22,888,259 shares were issued when an equal number of warrants were exercised (2006- 87,265,885 common shares)   The funds were used to finance exploration activity on the Corporation’s most prospective projects and on other working capital requirements.

12.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, the Corporation had a working capital surplus of $65,000 (surplus of $2,874,000 at December 31, 2006 and a deficit of $325,000 at December 31, 2005). Current assets of $4,408,000 ($8,773,000 – 2006) reduced mainly due to lower inventory levels at Blanket Mine while the US dollar amount owed by RBZ increased due to late payment for gold sales. During the first quarter of 2008 the US dollar amount owed by the RBZ has increased from $1,780,000 at the 2007 year end to $2,500,000 in mid March despite having received $325,000 in payments. Details of financing activities are presented in note 5 (b) of the notes to the consolidated financial statements. During 2008, it is expected that the cash requirements of the Corporation will be met from the proceeds of the sale of Barbrook Mine and Eersteling Gold Mine and gold sales from Blanket Mine.

Anticipated cash inflows in 2008 will be used mainly by the Corporation on its exploration, development and production activities such as:

·

at Blanket Mine (internally generated) for the completion of the No 4 shaft expansion  - at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and an amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery.

·

the defined activities at the Corporation’s Nama Cobalt/Copper Project at an estimated cost of         $ 4,000,000

·

at Rooipoort and the other exploration of the South African PGE & Ni properties at an estimated cost of $1,250,000 .

·

corporate working capital

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot predict the actual amounts that will be spent on those programs.  It can be stated that the projects with top priority are the development of Nama, the installation of the 20 tpd metallurgical optimization testing plant at Nama, and the No. 4 shaft expansion project at Blanket Mine.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate, based on results received in previous programs and funding available.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its four cobalt sales agreements.  It had two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc., in each case these partners were responsible for all property expenditures until a feasibility study has been completed.  The Corporation has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa wishes to withdraw from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the Licences.   As of December 31, 2007 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket, Barbrook and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,043,000. With the proposed sales of the Barbrook and Eersteling Mines, these obligations will pass on to the new owners.

13.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

14.      FOURTH QUARTER

The operating results for the fourth quarter reflect the mining activity at Blanket Mine which sold 4,512 ounces of gold.  The Corporation generated revenue of $3,231,000 and an operating income of $1,020,000 after expenses of $525,000 a net income after tax of $493,000 was realized. Included in the expenses was unrealized income from foreign currency of $456,000. Discontinued operations loss of $249,000 is made up of holding costs at Barbrook and Eersteling comprising of minimum charges for electricity, limited managerial employment costs, and ongoing security costs to safeguard the property and interest accrual on outstanding creditors of $145,000. As Barbrook and Eersteling mines were on care and maintenance no amortization charge was provided for on plant and equipment but $25,000 was provided for on vehicles and computer equipment.

The RBZ held the official exchange rate at Z$30,000:USD1 for the whole quarter and did not alter the exchange rate during the monetary policy announcement during the first quarter of 2008.

15.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following are the changes to accounting policies adopted during 2007:

i)

Financial Instruments

Recognition and Measurement Section 3855, Disclosure and Presentation Section 3861.These standard set out criteria for the recognition, measurement, disclosure and presentation of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. They were previously presented at cost but will now be presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

5.

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

	US Dollars	Zimbabwe Dollars	SA Rand
Cash	470	(179,738,803)	331
Accounts Receivable	1,780	79,027,980	986
Accounts Payable		195,488,055	10,830

ii)

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of the net income/(loss) to be presented in other “comprehensive income” until it is considered appropriate to recognize into net income/(loss). This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other consolidated financial statements. Accordingly, the Company now reports a Statement of Operations and Comprehensive Income and a Statement of Shareholder’s Equity which includes the account “accumulated other comprehensive income” in the shareholder’s equity section of the consolidated balance sheet.

The adoption of Sections 3855 and 1530 determines how the Company records its investment in Motapa Diamonds Inc. and Old Mutual Plc which are now classified as financial instruments “available for sale” and thus recorded at fair value. The adjustment to opening balance to recognize this was $31 and any further unrealized gains or losses during the year are reported in the current period.

iii)

Equity (Section 3251)

Along with the adoption of the above standards, the Company adopted CICA Handbook Section 3251, Equity, effective from the beginning of the current fiscal year. This Standard establishes the presentation of equity and changes in equity during the reported period. The Company now presents a Statement of Changes in Shareholders’ Equity as part of the annual consolidated financial statements.

iv)

  Foreign Currency Translation (Section 1651)

 The Company maintains its accounts in Canadian dollars. The accounts of its foreign subsidiaries are maintained in the local currency where the subsidiary is incorporated. The Corporations foreign subsidiaries are considered to be integrated operations. Accordingly, the foreign operations are translated to Canadian dollars using the temporal method. As such, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenue and expense items have been translated using the average exchange rate prevailing during the year. The gains and losses resulting from changes in exchange rates are recognized in earnings.

v)

 Accounting Changes (Section 1506)

This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required upon adoption of the new accounting policies, estimates and corrections of errors. The standard is applied prospectively for the Company’s 2007 financial year. The adoption of this standard did not have a material impact on our consolidated financial statements.

The following accounting policy changes will be adopted in the following financial year:

(i)

Financial instruments and capital disclosure, Section 3862 and Section 1535

(ii)

Financial instruments presentation, Section 3863

(iii)

Inventories, Section 3031

(iv)

General standards of financial statement presentation, Section 1400

These standards are effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008 and the Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

16.          SECURITIES OUTSTANDING

As at March 31, 2008 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
33,038,000	Common share purchase options	Average $0.186	Various until May 11, 2016
12,300,000	Common share purchase warrants	$0.15	Until January 11, 2009

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  As only 18,588,000 options are outstanding a further 31,428,928 options are available to be granted.

17.         CONTROLS

The CEO and CFO have evaluated the effectiveness of the Corporation’s disclosure controls and procedures and assessed the design of the Corporation’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109. They confirm that the internal control over financial reporting will prevent any material misstatement of the annual financial statements.

The Corporation has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

18.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.

QUALIFIED PERSON

James Johnstone, P.Eng., is a qualified person as defined by NI 43-101. Mr Johnstone is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted by employees of the Corporation who are qualified persons for the individual projects and, where appropriate, outside consultants and/or qualified persons for joint-ventured projects.

20.

BOARD AND SENIOR MANAGEMENT CHANGES

Dr. Trevor Pearton was appointed VP Exploration on February 15, 2008.

Mr Leigh A. Wilson was appointed as a non-executive Director of the Corporation and a member of the Audit committee.

At the present time there is a worldwide shortage of senior mining industry professionals and the Corporation is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration, mining and metallurgical pilot plant programs the Corporation is re-evaluating its requirements for replacement senior staff.